Exhibit 99.5 Q1 FY21 MANAGEMENT PRESENTATION 11 August 2020

James Hardie Q1 FY21 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward- looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID-19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Presentation except as required by law. USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this Management Presentation. See the section titled “Non-US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 2

James Hardie Q1 FY21 Results AGENDA • Strategy Update • Q1 FY21 Financial Results Dr. Jack Truong Chief Executive Officer • Summary and Guidance • Questions and Answers Jason Miele Chief Financial Officer Page 3

STRATEGY UPDATE

James Hardie Q1 FY21 Results

GLOBAL STRATEGY: ON TRACK AND ACCELERATING

Year 1: FY20

Begin the Shift from Big, SMALL, to Small, BIG Company

- Develop World Class Manufacturing capabilities via **LEAN**
- Become more **customer focused** via **Push/Pull** strategy
- Deliver **consistent financial results**, quarter on quarter

FY20 Results:

- ✓ **7+%** PDG and **26%** Adjusted EBIT Margin in North America
- ✓ Adjusted NOPAT **+17%** YoY
- ✓ Operating Cash Flow **+48%** YoY

Year 2: FY21

Accelerate Through Crisis

- **Engage and integrate** with our customers
- Create a **connection from our customers back to JH operations** through the supply chain
- **Global Pandemic** helps us **accelerate**:
  - Market share gain
  - Working Capital Improvements
- Delivered **consistent results in Q1 FY21:**
  - ✓ Strong growth above market **and 29%** Adjusted EBIT Margin in North America
  - ✓ Adjusted NOPAT in line with pcp
  - ✓ Operating Cash Flow **+35%** vs. pcp

Year 3: FY22

Create New Growth Platforms

- Continue to execute and deliver **consistent, profitable growth** across all 3 regions
- Introduce and commercialize **market driven innovations**

Transform James Hardie From a Big SMALL Company, to a Small BIG Company

Integrated and Connected Management System

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James Hardie Q1 FY21 Results FY21 END TO END SUPPLY CHAIN INTEGRATION Commercial Quality, Cost, Customers and Service End-Users R&D Manufacturing & Logistics Deliver what our customers need and want by integrating their demand signal and leveraging our scale to grow together Page 6

James Hardie Q1 FY21 Results FY21 BEGIN SUPPLY CHAIN INTEGRATION WITH CUSTOMERS Global Inventory (US$ millions) • Seamlessly service our customers through 310 305.1 the COVID-19 pandemic 300 290 • Service metrics improved in all three 280 regions during the quarter while reducing 270 258.5 inventory by US$46.6 million (-15%) 260 250 240 230 31 Mar 2020 30 Jun 2020 Strong Start to Supply Chain Engagement and Integration with our Customers Page 7

James Hardie Q1 FY21 Results FY21 WORKING CAPITAL IMPROVEMENTS • Operating Cash Flow increased to US$189.2 million (+35%) in Q1FY21 versus pcp • Best-in-class customer service throughout the pandemic helped to drive share gain, while improving working capital • Improved working capital by US$79.3 million since 31 March 2020 • US$693.1 million of liquidity at 30 June 2020 • Increased US$183.3 million (+36%) since 31 March 2020 • Increased US$228.9 million (+49%) since 31 December 2019 • Leverage ratio of 1.65x at 30 June 2020, improved from 1.9x at 31 March 2020 Engaged and Integrated with our Customers to Drive Sales Growth and Share Gain Page 8

Q1 FY21 FINANCIAL RESULTS

James Hardie Q1 FY21 Results

GROUP RESULTS OVERVIEW

	Q1'21
Sales Volume	911.9mmsf -5%
Net Sales	US$626.3 M -5%
Adjusted EBIT[1]	US$124.9 M FLAT
Adjusted Net Operating Profit[2]	US$89.3 M -1%
Operating Cash Flow	US$189.2 M 35%

- Volume decreased 5% in the quarter
- Adjusted EBIT flat in the quarter, driven by:
  - North America increased US$17.4 million (+15%)
  - APAC decreased A$1.8 million (-5%)
  - Europe decreased €5.1 million (-72%)
  - Stock compensation expense increased US$7.1 million
- Adjusted NOPAT in-line with prior year
  - Slight increase in Adjusted EBIT
  - Lower interest expense
  - Offset by higher Adjusted Effective Tax Rate
- Operating cash flow increased US$49.0 million (+35%) driving improved liquidity and financial flexibility

[1] Excludes asbestos related expenses and adjustments and restructuring expenses
[2] Excludes asbestos related expenses and adjustments, tax adjustments and restructuring expenses

Strong Cash Flow Driven by Robust Earnings

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James Hardie Q1 FY21 Results NORTH AMERICA SUMMARY Q1'21 • Volume and Net Sales flat versus pcp 609.7 mmsf Sales Volume FLAT • Exteriors volume increased 1% • Continued to gain share through customer engagement and integration US$451.8 M Net Sales FLAT • Interiors volume decreased 11% US$130.9 M • Adjusted EBIT growth of 15% driven by: Adjusted EBIT1 15% • Lean manufacturing savings • Lower freight and pulp costs • Lower SG&A 29.0 % Adjusted EBIT Margin1 3.9 pts • Adjusted EBIT margin improved from 25.1% to 29.0% 1 Excludes restructuring expenses Continued Growth Above Market and Outstanding Adjusted EBIT Margin (29%) Page 11

James Hardie Q1 FY21 Results APAC SUMMARY Q1'21 • Continued growth above market in Australia, volume 110.0 mmsf +1% Sales Volume -18% • Outstanding Australia Adjusted EBIT margin, A$138.7 M comparable to North America Net Sales -10% • Volume, gross profit and EBIT unfavorably impacted by A$33.6 M government imposed COVID-19 lockdowns in the Adjusted EBIT1 -5% Philippines and New Zealand 24.4% • Adjusted EBIT Margin of 24.4% in the top half of long Adjusted EBIT Margin1 1.4 pts term target range 1 Excludes restructuring expenses Strong Australia Business Performance Page 12

James Hardie Q1 FY21 Results EUROPE SUMMARY Q1'21 • Net Sales decreased 12% due to impact of COVID-19 192.2 mmsf pandemic, specifically UK and France government imposed Sales Volume -9% shutdowns €75.4 M ◦ Fiber Cement Net Sales: decreased 19% Net Sales -12% ◦ Fiber Gypsum Net Sales: decreased 11% €2.0 M Adjusted EBIT1 -72% • Adjusted EBIT Margin of 2.9% driven by higher production and distribution costs 2.9 % Adjusted EBIT Margin1 -5.3 pts • Unfavorable absorption of manufacturing costs on lower production volumes 2.9 % EBIT Margin excluding2 • Unfavorable mix impact driven by reduction in Fiber Cement -7.8 pts 1 Excludes restructuring expenses 2 Excludes restructuring expenses in FY 21 and costs associated with the Fermacell acquisition in FY20 Refocus on High Margin Products to Improve Performance Page 13

James Hardie Q1 FY21 Results GENERAL CORPORATE COSTS RESEARCH & DEVELOPMENT 1 Excludes asbestos related expenses and adjustments 1 Excludes restructuring expenses • Stock compensation expense • Customer Driven Innovation remains increased US$7.1 million in Q1 FY21 core strategic pillar • Increase in stock compensation • R&D relatively flat versus pcp expense driven by share price accretion from 31 March 2020 to 30 • Product development R&D expenses June 2020 of US$2.0 million included within the NA, APAC and EU segments, increased 4.8% versus pcp Page 14

James Hardie Q1 FY21 Results

GROUP RESULTS

US$ Millions	Q1'21	Q1'20	US$ Change	% Change
EBIT				
North America Fiber Cement[1]	$ 130.9	$ 113.5	17.4	15%
Asia Pacific Fiber Cement[1]	22.3	24.8	(2.5)	(10%)
Europe Building Products[1]	2.4	7.9	(5.5)	(70%)
Other Businesses	-	0.4	(0.4)	
Research & Development[1]	(6.0)	(6.2)	0.2	3%
General Corporate[2]	(24.7)	(16.0)	(8.7)	(54%)
Adjusted EBIT	124.9	124.4	0.5	-
Adjusted interest, net[2]	(12.7)	(13.9)	1.2	9%
Other income (expense)	0.2	(0.2)	0.4	
Adjusted operating profit before income tax	112.4	110.3	2.1	2%
Adjusted income tax expense[3]	(23.1)	(20.1)	(3.0)	(15%)
Adjusted net operating profit	$ 89.3	$ 90.2	(0.9)	(1%)
Adjusted effective tax rate	20.6%	18.2%		

1 Excludes restructuring expenses

2 Excludes Asbestos related expenses and adjustments

3 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

- Adjusted EBIT up slightly
  - Strong North America Adjusted EBIT performance, up US$17.4 million and 15%
  - Offset by lower APAC and Europe Adjusted EBIT and higher stock compensation expense
- Net interest expense down 9% due to lower average RCF balance driven by strong cash flow
- Adjusted ETR up 240 bps driven by geographic mix of earnings
- Adjusted EBIT and Adjusted NOPAT exclude US$11.1 million of restructuring expenses recorded in Q1FY20. These expenses were solely related to severance costs associated with the restructuring actions announced on 5 May 2020

Adjusted NOPAT in Line With Last Year

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James Hardie Q1 FY21 Results

CASH FLOWS

US$ Millions	FY21	FY20	Change %
Cash provided by operations	189.2	140.2	35 %
Cash used in investing	(6.3)	(43.3)	(85 %)
Cash used in financing	(130.1)	(80.1)	60 %

Higher operating cash flow, up 35%

- Integrated with our customers to drive sales and share gain, while integrating our supply chain to reduce inventory
- Working capital reductions totaling US$79.3 million since 31 March 2020

Lower cash used in investing activities

- Lower capital expenditures in Q1 FY21

Higher cash used in and financing activities

- Higher repayment of debt balances in the current quarter driven by strong operational cash flows

CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
70
60
50
40
30
20
10
0
36.3
27.0
10.4
16.7
Q1 FY20
Q1 FY21
Maintenance & Other
Capacity

CAPEX spend for the quarter of US$27.1 million

- Prattville, AL, USA greenfield expansion expected to be commissioned in the fourth quarter of FY21
- Carole Park, Australia brownfield expansion expected to be commissioned in the fourth quarter FY21
- Capital Expenditures will be approximately US$110 million in FY21

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James Hardie Q1 FY21 Results

LIQUIDITY PROFILE AT 30 JUNE 2020


Debt Profile
Millions
US$250[1]
US$500
€400/ US$450[2]
US$800
€400/ US$450[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
Bank Facilities
EUR Senior Notes
Accordion

1. *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*
2. *Based on exchange rate as of 30 June 2020*
3. *Includes debt issuance costs (US$15.2 million)*

Strong balance sheet

- US$693.1 million of liquidity at 30 June 2020
  - US$197.8 million cash and US$495.3 million available on RCF
- US$1,036.6 million net debt[3]

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$449.6 million)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**
- Do not anticipate accessing accordion feature of revolving credit facility

Leverage

- ~1.65x leverage ratio

Healthy Liquidity Position

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James Hardie Q1 FY21 Results CAPITAL MANAGEMENT We periodically review our capital structure and capital allocation objectives and expect the following capital management focus through the end of FY21: • Maintain flexibility through the market volatility of the pandemic; • Invest in capacity expansion to support organic growth; • Invest in market led innovation to drive organic growth; • Continued focus on reduction of leverage ratio; • Flexibility to reduce gross debt; and • Continued suspension of ordinary dividend payments. Page 18

SUMMARY AND GUIDANCE

James Hardie Q1 FY21 Results

GROWTH ABOVE MARKET AND STRONG RETURNS

Growth Above Market

- Continued focus on customer engagement to drive market share gains
- North America Exteriors volume
  - 7+% of PDG in FY20
  - +1% growth in Q1FY21
- Australia volume
  - 3% growth above market in FY20
  - +1% growth in Q1FY21

AND







Strong Returns

- North America Adjusted EBIT
  - Increased 21% in FY20
  - Increased 15% in Q1FY21
- NA Adjusted EBIT Margin
  - 25.9% in FY20
  - 29.0% in Q1FY21
- APAC Adjusted EBIT Margin
  - 22.7% in FY20
  - 24.4% in Q1FY21
- Continued, positive momentum in LEAN savings in FY21

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James Hardie Q1 FY21 Results GUIDANCE Q2 FY21 Guidance • North America exteriors volume growth of between 7% and 11% • North America Adjusted EBIT margin between 27% and 29% Full-Year FY21 Guidance • Management expects full year FY21 Adjusted net operating profit1 to be between US$330 million and US$390 million • The comparable full year Adjusted net operating profit for FY20 was US$352.8 million James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain. James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth in our Media Release in “Forward-Looking Statements.” 1 Adjusted Net Operating Profit: In FY21 excludes asbestos related expenses and adjustments, and restructuring expenses Page 21

QUESTIONS

APPENDIX

James Hardie Q1 FY21 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months Ended 30 June Q1'21 Q1'20 Depreciation and amortization North America Fiber Cement $ 21.2 $ 22.0 Asia Pacific Fiber Cement 2.8 3.0 Europe Building Products 6.1 5.4 Other Businesses - 0.1 Research and Development 0.3 0.2 General Corporate 0.8 0.9 Total depreciation and amortization $ 31.2 $ 31.6 Page 24

James Hardie Q1 FY21 Results ASBESTOS CLAIMS DATA Quarter ended 30 June 2020 • Net cash outflow was 5% below actuarial expectations • Gross cash outflow was 6% below actuarial expectations • Claims received were flat compared to actuarial estimates and pcp • Number of claims settled were 20% above pcp • Average claim settlement was 25% below actuarial estimates and 16% below pcp 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims Page 25

James Hardie Q1 FY21 Results NON-US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 26

James Hardie Q1 FY21 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross- references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net Sales Net Sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling general and administrative expenses Selling general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies Page 27

James Hardie Q1 FY21 Results NON-US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months Ended 30 June Q1'21 Q1'20 EBIT $ 49.8 $ 132.5 Asbestos: Asbestos adjustments 63.7 (8.5) AICF SG&A expenses 0.3 0.4 Restructuring expenses 11.1 - Adjusted EBIT $ 124.9 $ 124.4 Net sales 626.3 656.8 Adjusted EBIT margin 19.9% 18.9% North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses US$ Millions Three Months Ended 30 June Q1'21 Q1'20 North America Fiber Cement Segment EBIT $ 128.4 $ 113.5 Restructuring expenses 2.5 - North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses $ 130.9 $ 113.5 North America Fiber Cement Segment net sales 451.8 452.3 North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses 29.0% 25.1% Page 28

James Hardie Q1 FY21 Results

NON-US GAAP FINANCIAL MEASURES

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months Ended 30 June			
		Q1'21		Q1'20
Asia Pacific Fiber Cement Segment EBIT	$	18.9	$	24.8
Restructuring expenses		3.4		-
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$	22.3	$	24.8
Asia Pacific Fiber Cement Segment net sales		91.3		108.0
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses		24.4%		23.0%

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition

US$ Millions	Three Months Ended 30 June			
		Q1'21		Q1'20
Europe Building Products Segment EBIT	$	(2.7)	$	7.9
Restructuring expenses		5.1		-
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	$	2.4	$	7.9
Costs associated with the acquisition		-		2.4
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition	$	2.4	$	10.3
Europe Building Products Segment net sales		83.2		95.9
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses		2.9%		8.2%
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses and costs associated with the acquisition		2.9%		10.7%

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James Hardie Q1 FY21 Results NON-US GAAP FINANCIAL MEASURES Research and Development Segment Adjusted EBIT excluding restructuring expenses US$ Millions Three Months Ended 30 June Q1'21 Q1'20 Research and Development Segment EBIT $ (6.1) $ (6.2) Restructuring expenses 0.1 - Research and Development Segment Adjusted EBIT excluding restructuring expenses $ (6.0) $ (6.2) Adjusted interest, net US$ Millions Three Months Ended 30 June Q1'21 Q1'20 Interest, net $ (12.6) $ (13.7) AICF interest income, net 0.1 0.2 Adjusted interest, net $ (12.7) $ (13.9) Page 30

James Hardie Q1 FY21 Results NON-US GAAP FINANCIAL MEASURES Adjusted net operating profit US$ Millions Three Months Ended 30 June Q1'21 Q1'20 Net operating profit $ 9.4 $ 86.5 Asbestos: Asbestos adjustments 63.7 (8.5) AICF SG&A expenses 0.3 0.4 AICF interest income, net (0.1) (0.2) Restructuring expenses 11.1 - Tax adjustments1 4.9 12.0 Adjusted net operating profit $ 89.3 $ 90.2 Adjusted effective tax rate US$ Millions Three Months Ended 30 June Q1'21 Q1'20 Operating profit before income taxes $ 37.4 $ 118.6 Asbestos: Asbestos adjustments 63.7 (8.5) AICF SG&A expenses 0.3 0.4 AICF interest income, net (0.1) (0.2) Restructuring expenses 11.1 - Adjusted operating profit before income taxes $ 112.4 $ 110.3 Income tax expense (28.0) (32.1) Tax adjustments1 4.9 12.0 Adjusted income tax expense $ (23.1) $ (20.1) Effective tax rate 74.9% 27.1% Adjusted effective tax rate 20.6% 18.2% 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Page 31

Q1 FY21 MANAGEMENT PRESENTATION 11 August 2020